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Baker & McKenzie LLP 815 Connecticut Avenue, N.W. Washington, DC 20006-4078 United States Tel: +1 202 452 7000 Fax: +1 202 452 7074 www.bakermckenzie.com

September 17, 2013

Ms. Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Mark Rakip

Sotherly Hotels LP (formerly MHI Hospitality, L.P.) (the “Partnership”)

Registration Statement on Form S-11

Pre-Effective Amendment No. 2 Filed September 4, 2013 (“Amendment No. 2”)

File No. 333-189821

Dear Ms. Gowetski,

In connection with the above-captioned registration statement on Form S-11 (the “Registration Statement”), we set forth below the Partnership’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the comment letter dated September 13, 2013 (the “Comment Letter”), relating to the Registration Statement.

We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter. Page numbers included in our responses refer to pages in the marked Pre-Effective Amendment No. 3 to the Registration Statement and the prospectus included therein (“Amendment No. 3”). In addition, we are enclosing Amendment No. 3, which was transmitted to the Commission today and filed via the EDGAR system. We are also providing you supplementally six courtesy copies of Amendment No. 3 marked to show changes from Amendment No. 2.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Selected Financial and Operating Data, page 37

1.	Please amend to provide such financial information as of and for the period ended June 30, 2013 and the comparative prior year.

The Partnership has revised the disclosures in “Prospectus Summary—Summary Financial Information” on pages 10-12 and “Selected Financial and Operating Data” on pages 37-39 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 48

2.	We note that you have a significant amount of debt maturing in the next 12 months. Please amend your prospectus to disclose how you plan to address this approximately $38 million in debt maturities.

The Partnership has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 49 to address the Staff’s comment.

Certain Relationships and Related Party Transactions and Director Independence, page 84

3.	We note your response to comment 3 of our letter dated August 27, 2013. We further note that William J. Zaiser was the Chief Financial Officer in 2012, the period for which management fees are disclosed, and Christopher L. Sims appears to be related to your current Chief Executive Officer. Please revise to disclose Christopher L. Sims and William J. Zaiser’s individual ownership percentages in MHI Hotel Services. Refer to Instruction 1.a. of Item 404(a) of Regulation S-K.

The Partnership has revised the disclosure in “Certain Relationships and Related Party Transactions” on page 84 to address the Staff’s comment

*        *        *

If you have any questions or comments, please call the undersigned at (202) 835-6103, or Thomas J. Egan, Jr. of our office at (202) 452-7050.

Very truly yours,

/s/ Pamela K. Dayanim

Pamela K. Dayanim, Esq.

Encl.

Cc:	David R. Folsom
Sotherly Hotels LP

Thomas J. Egan, Jr., Esq.
Baker & McKenzie LLP

Justin R. Salon, Esq.
Bass, Berry & Sims PLC

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